MATERIAL CHANGE REPORT
51-102F3

Item 1   **Name and Address of Company**
Rubicon Minerals Corporation (the "**Company**")
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2   **Date of Material Change**
January 7, 2013

Item 3   **News Release**
News Release was issued on January 7, 2013 over Canada Newswire Service (CNW).

Item 4   **Summary of Material Change**
On January 7, 2013, the Company announced the appointment of Mr. Daniel Labine as the new Vice President of Operations, effective January 21, 2013. Mr. Labine has over 35 years of engineering, mine operation and project management experience. Most recently, he was the Senior Project Manager at Goldcorp Inc., where he oversaw the construction and development of the Cochenour project in Red Lake, Ontario. Mr. Labine will replace Claude Bouchard, the former Vice President of Operations, who has left the Company to pursue other interests.

The Company also announced the hiring of Mr. Allan Candelario as Director of Investor Relations, effective January 2, 2013. Mr. Candelario, who brings several years of investor relations and capital markets experience, replaces Bill Cavalluzzo, the former Vice President of Investor Relations, who has decided to retire effective immediately.

Item 5   **Full Description of Material Change**

5.1   Full Description of Material Change
Please see attached News Release of January 7, 2013 for further details.

5.2   Disclosure for Restructuring Transactions
Not applicable

Item 6   **Reliance on subsection 7.1(2) of National Instrument 51-102**
Not applicable

Item 7   **Omitted Information**
Not applicable

Item 8   **Executive Officer**
Michael A. Lalonde, President & CEO (Tel: 604-623-3333)

Item 9   **Date of Report**
January 9th, 2013



News Release

TSX:RMX | NYSE.MKT:RBY January 7, 2013

Rubicon Announces Senior Management Changes

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) ("**Rubicon**" or the "**Company**") has appointed a new Vice President of Operations and hired a new Director of Investor Relations.

"Putting in place a team that can take us to the next level is one of my key priorities," said Michael Lalonde, President and Chief Executive Officer of Rubicon. "I am pleased to announce the appointment of Dan Labine to the position of Vice President of Operations, effective January 21, 2013, and the hiring of Allan Candelario as the Director of Investor Relations, effective January 2, 2013."

Mr. Labine has over 35 years of engineering, mine operation, and project management experience. Dan was recently the Senior Project Manager at Goldcorp Inc., where he oversaw the construction and development of the Cochenour project in Red Lake, Ontario, Canada, which is currently on budget. Mr. Labine supervised the construction of a five-kilometre underground haulage drift between Goldcorp's Cochenour project and its Red Lake mine infrastructure. The current tunneling rates being realized are far above the industry norm for comparable tunnels. Previously, Dan held numerous senior project management roles, including Project Manager for Inco Limited, AMEC Earth and Environmental Limited, and Senior Project Engineer for Nordpro Mine and Project Management Services Limited. Dan holds a Bachelor of Engineering in Mining from Laurentian University and is a Professional Engineer in Ontario.

Dan will replace Claude Bouchard, the former Vice President of Operations, who has left Rubicon to pursue other interests. "I would like to thank Claude for his hard work and dedication over the past several years. He is largely responsible for bringing the Phoenix Project to its current stage of development," said Mr. Lalonde.

Mr. Candelario brings several years of investor relations and capital markets experience. Prior to joining Rubicon, Allan coordinated Alamos Gold Inc.'s top-ranked investor relations program. He previously worked in equity research at TD Securities and at a non-bank Canadian investment dealer. Mr. Candelario received his Bachelor of Business Administration from the Schulich School of Business and holds a Chartered Financial Analyst designation.

Allan replaces Bill Cavalluzzo, the former Vice President of Investor Relations, who has decided to retire effective immediately. "I would like to thank Bill for 11 years of dedicated service with Rubicon. He will be missed by the Rubicon team. We wish Bill all the best in his retirement years," stated Mr. Lalonde.

PR13-1 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

About Rubicon Minerals Corporation

Rubicon Minerals Corporation is an exploration and development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Rubicon is well funded and its flagship Phoenix Gold Project is fully permitted to potential production. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon's shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges. Rubicon's shares are included in the S&P/TSX Composite Index and Van Eck's Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION

"_Mike Lalonde_"
President and Chief Executive Officer

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", "look forward" and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management's best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment dated August 8, 2011 ("PEA") will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category. The PEA is a technical report under NI 43-101, was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Forward-looking statements in this news release include, but are not limited to statements regarding the assumption of the role of Vice President, Operations by Dan Labine on January 21, 2013.

PR13-1 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this document is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR13-1 For more information, contact Allan Candelario, Director of Investor Relations, Toll free: 1.866.365.4706
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release